Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number: 1-13083

Wellpoint/Anthem

November 5, 2003

BILL MCKEEVER, MANAGING DIRECTOR, UBS WARBURG: Well good afternoon everyone. I’m Bill McKeever with UBS and welcome to our managed care luncheon seminar today.

We’ve got a full schedule and a very short period of time. We’re looking to finish up sharply at 3:30.

And I want to say that I’m very delighted today to have Anthem and WellPoint speak. Obviously after a merger announcement Monday there are a lot of questions and this is the forum for you to get the answers to your questions.

To my left is Mike Smith, the CFO of Anthem. He’s going to go through a slide presentation. And Dave Colby to his left, CFO of WellPoint will go through a discussion of WellPoint and the outlook for the merger.

We do have a schedule, which you should have in front of you. After this presentation we will get an update on Medicare reform, what’s going on in Washington. Then I’m delighted to say we’re going to have WellChoice here today to talk about their plans to grow in the New York market. We have the senior vice president of their New York sales effort here.

Quick break, not very long one, and then we’re going to jump right into a roundtable discussion with some employers about healthcare benefits and where things are headed there from a strategy standpoint. We have John Wethington from UBS, Diane Gasser from Thompson Company, Ken Sperling of Hewitt Associates. I think some of you have met with Ken before.

And then finally it’s my pleasure to have Health Net here. Eileen Auen who runs the Health Net operations for the Northeast operations is going to be here.

So I also want to put a quick plug in. At the back of the report are a number of our reports on the industry. We have completed our 2004 premium pricing survey and we are looking bottom line for increases of over 13% for next year.

And that’s perhaps a good introduction into a discussion on Anthem/WellPoint because there’s been a belief that the reason these two companies got together was that they saw an end to the pricing. That we’re going to see the industry fall apart. And I can tell you from my perspective and my research, that is just plain wrong.

This, the merger did come together out of weakness, but it came together out of strength.

And with that let me introduce Mike Smith.

MIKE SMITH, CFO, ANTHEM: There is a temptation following that introduction to skip right through the first part and talk about the topics that Bill just teed up.

But in fact we’re going to do very something very novel compared to what we’ve been doing the last nine days. We’re going to talk about each of our companies and not the transaction at the outset.

I’ll give you a very brief update on Anthem. Dave Colby will do the same for WellPoint and then we will commit the last 20 minutes or so to a discussion of frequently asked questions and hopefully hit many of your questions.

Before we do any of that, I would ask you to engage and any of you who can read this, hold your hand up. I would be very pleased to know about your skills and capacities. I don’t want to make light of it however. Dave and I are engaged with our colleagues in a very, very serious matter.

Much of what we say today could be considered by some to be forward-looking in nature and it’s very important to our companies and to all investors that you know how seriously we take our obligation under federal statutes around so-called Safe Harbor rules.

Enough so that it took more than one page, I might add.

Let me begin by reminding you about Anthem. Nothing has changed about Anthem or its story with this announcement. In many respects we are extending the message and the thesis that we have been sharing with you and others for a long time.

Anthem remains in a very large footprint as the largest Blue franchise in terms of geography. We offer a full range of products. A very broad product portfolio to a very diverse customer segment that has allowed us to claim and in fact support our position as the very fastest growing health benefits company among the large relevant investor-owned peers.

We’re now at about 11.8 million enrollees in our health plans. We are committed and will remain committed to a regional business model as we remain convinced that health care is delivered-consumed and therefore should be managed, designed, and financed with an understanding of local and regional economics.

Having said that we enjoy, as WellPoint does, the strength of the best-known name in healthcare and brand does matter for certain in this health economy.

Our strategy is quite simple. And again, remains unchanged. We believe we can assure you and I’ll show you a long-term earnings model, we believe we can assure you a consistent high quality of growth and earning if we execute our business around a handful of very visible, clean strategies, continue to grow our enrollment profitably with discipline.

At 11.8 million members, I don’t need the next group on the margin for a practice. We’re in this business to create value for you. We price and execute our business with an eye to profitable enrollment growth.

We will continue to reduce our administrative expenses. We think that is part of the value proposition that comes after attaining scale. We know we have a duty to assure that our members receive the right care at the right time in the right setting. And that improving the health of our members remains paramount as our mission. And it remains core to our strategy.

We also believe that distinctive service is a defining differentiation among large players. Anthem is very proud of its recognition by NCQA and others who have acknowledged every single one of our plans that have so applied as excellent in terms of NCQA accreditation.

And finally we believe that wealth management in a company like this is paramount. We are very proud of the fact that we generate cash flow available for deployment in our markets and for wealth creation for you in a multiple to our consistently growing earnings.

We believe that success is around discipline. Those of you who will join us in Indianapolis in a few days will see the theme of our investor conference to be discipline equals performance. This is a business where execution matters. Customers are first. Our regional model is befitting that style of execution. And the operative word in Anthem’s business execution is discipline.

And that has worked well for us. In recent years we have grown our enrollment at a 23% compounded annual growth rate. We are on a course to achieve the enrollment growth that we guided for this year, approximately 8% through nine months. And we think that rate can prevail for the fourth year. We’ve guided for next year in 4-6% range for enrollment growth.

Similarly we wish for you to understand the strength of the marks and the strength of the diversity of our book of business. This has been a wonderful time to be Blue to market to a growing individual market and to seize full advantage of growth opportunities in national accounts where the focus is around the value of the networks; hence our growth has been predominantly in individual and national account business. But we make no apologies for growing our small group book by 6% year over year at a time where frankly that segment has not been growing on a macro basis.

In our national account business our retention has been superb. Twenty-four new account wins in 2004, 100% persistency in that book of business over the last 30 months except for one account that was acquired and consolidated into a larger company’s health plan that was covered by a competitor.

Value proposition, as I’ve spoken to before. There is power around the brand for employers who are seeking to demonstrate their diligence in providing security and stability and the benefit plans offered to their members.

The Blue Card program has demonstrated its success as the Blues collectively have been on a growth trajectory unlike anything the industry has seen, 68 million members, less than 10 years ago. Now nearly 90 million members are enrolled in the collective Blue health system nationally.

The energy around that growth can in many instances be drawn to our ability to now demonstrate, not leave open for question among consultants, advisers, and decision makers at large national accounts regarding the value of the Blues network.

We are able on the strength of Claims Quest, a product owned jointly by some of the Blues with Milliman U.S.A., to demonstrate to a national account the value of the networks by simply asking, re-price your claims that were incurred on a historical basis against the Blues network and allow this independent system to demonstrate the value that you could capture by moving your coverage into a Blue plan.

Many pundits or competitors have argued, yes, but that Blue system is so awkward that we can’t get real time health management information. A very, very effective response was made to that with the development of a product known as IRIS, Interactive Real Time Information System, allowing the Blues across a broad network to provide data available to allow medical managers and advisors to members to intervene with real time, relevant, health content.

In Anthem’s case, by the way, we think the success in our national program can also be marked by the time and day when we put this business in a dedicated business unit. We see WellPoint, in fact, acknowledging the need to elevate to a higher level of management and staff allocation, accountability to a single executive to drive the growth and national account business.

Mike Houk and his team have taken what was once a customer segment managed list across our entire geography, put it in one business unit, and built it to nearly four million members as a part of our 11.8 million members.

Finally, with regard to membership and growth, we point you often to the fact that we are still developing. We’re in an early stage in the evolution of our strength of our specialty products.

While we are attaining reasonable penetration in our available books of business, we have much head room left in our PBM, which following the migration of the Trigon membership, which has been managed by Medco, our platform, will take our PBM from 5.3 million members to approximately seven million members by year end.

Our dental, life, behavioral health, and vision lines of business are still in very early stages of their growth, but are starting to attain sufficient scale and nerve discipline to make a real difference, not only in product value but in contribution to earnings.

You’ll hear Dave talk about his specialty businesses representing nearly 15% of his operating margin. At Anthem we report this business as a separate segment. Our goal was to get to sufficient scale to improve our overall operating margin by 100 basis points on the strength of the contribution from the smaller specialty companies.

We are achieving that goal and we’re now at about 7% of our overall operating earnings coming from this relatively young segment of business.

Administrative expense has been in effect the bragging rights of Anthem. We started from a good distance back and have believed all along that with focus and discipline we could take costs out of our structure that afforded much more competitive flexibility and much more opportunity to return to you overall operating margins that you deserved.

We’ve taken 700 basis points out of our cost structure in the last five years and are on our way and have guided to further improvement for the balance of ‘03 and ‘04.

Coming on the strength of successful migration to many fewer systems, consolidating those systems on four platforms of choice, one for each of our region. Absolutely locking down our non-customer touch cost. Areas of the company managed by me and my colleagues that are not directly involved with customer service have not been allowed to grow in one dollar of real spend for four years running. And we think we have further leverage available in those areas of our management.

We think optimizing cost of care is important to all of us. And like many of our large peers, we offer a full array of voluntary medical management programs, but I think the right hand part of this slide says it all. We know that if Anthem members would participate persistently in our diabetes or coronary disease management programs that two things happen for them. They live healthier lives and the cost of maintenance of their disease goes down dramatically. Those diabetes, those diabetics who participate in our programs will incur over their lifetime, 17% lower cost dealing with their challenging disease than those who do not. Those coronary care—those members requiring coronary care who participate in our programs and seek their care from our coronary network will have two things happen in their life. And you are looking at a person who benefits from that part of Anthem’s medical management program. We will live longer and over our lifetime our cost of care for this disease will decrease by about 31%.

Cash management is something that we love to talk about because we think it’s the real indicator of quality of earnings. Our duty is to manage both the balance sheet and the income statement and we are very proud of the fact that from 2000 through 2002 we have dramatically outperformed GAAP net income after tax in terms of operating cash flow made available for deployment in the business. And expect a gain in 2003 over a billion dollars of cash flow.

The use of that cash should be clear to you. We intend to continue to deploy it in the business to attain excellence in our operating systems and to further grow organically our business. We will make acquisitions when they are, when they make sense as we have done seven times since 1993 and we will repurchase shares when we think that your value is not being properly reflected in the market.

We look for a best practice around share repurchase including times like these very days when we can take wealth that belongs to you and redeploy it by acquiring shares. Not to change the market so much but to support the underlying value of the stock.

And finally, although we’re very happy with our capitalization structure when it makes sense, including the announcement made a week ago Monday, we will reacquire debt and restructure our debt capitalization to assure that you are getting the best all around, most efficient overall capitalization structure for Anthem.

Our long-term growth is as we’ve explained before, growth enrollment at slightly faster rates than overall economic growth, 3-5%. Not promising that we can sustain our current enrollment rate at 8%, but grow slightly faster than the market, grow profitably.

On the far right hand side of the chart, not promising dramatic expansion in margins but rather promising, as Bill McKeever referenced, a stable gross margin in our underwritten business, a stable spread. And then drive value by continuing to leverage our admin expense to achieve the promised 15% year over year increase in net income.

Our momentum is dramatic. I need not read these slides to you. We continue to grow earnings per share at rates that exceed most of our relevant peers. And our revenue continues to grow on the strength of the enrollment gains that I have already mentioned to you.

We are guiding for ‘03 to about $16.5 billion in revenue. For those of you who track us against our earlier guidance, this is down slightly from beginning of the year guidance as we have seen some shift in mix of business in favor of ASO as opposed to our fully funded, our fully insured, books of business.

With that, let me invite my colleague and friend, Dave Colby up to talk a little bit about WellPoint and then we’ll move to a merger discussion.

DAVE COLBY, CFO, WELLPOINT: Thank you, Mike, and again thank you all for coming to this presentation.

I’m going to fly through some of the WellPoint profile. I think many of you know that we are the second largest health plan.

And I think there are a couple of things that differentiate us. And you’ll see that, well differentiate us from many, it’s actually very consistent with the way Anthem is organized.

We probably provide a broader range of products and specialty products than others. We are organized by customer segment and have a very diverse customer base. And we have a very strong regional focus.

While we are one company at WellPoint, we do operate under a number of brands, full Blue brands with California, Georgia, Missouri, and Wisconsin. And then we also have UNICARE and HealthLink where we actually have non-Blue branded businesses.

Our broad product choice, many of you have seen this slide. We can offer all products from indemnity type coverage on the left to HMO coverage on the right. The value proposition for our members is as they move to the right along this continuing product choice they can save money. They’re less costly plans.

But there is a price to get those lower costs plans. They give us certain degrees of freedom. Plans on the right hand side are supported by smaller networks of doctoring hospitals; you don’t have as much choice. And more of the care is managed, less flexibility.

People who value open access freedom will move to the left hand side. People who value the cost will move to the right hand side.

We think that kind of opportunity provides real value for our members, particularly when you support them with the specialty products that we have from pharmacy, dental, behavioral health, life, long-term care, disability and medical management.

We are organized by customer segments; our business units are not around our products and HMO or PPO. They’re around specific segments like the individual market, the senior market, the small group market, employers with two to 50 lives. And then large accounts are broken down between key accounts.

All this is done because we think that by organizing around these types of customer segments, we understand the unique needs and requirements of these customers. The health plan that a Bank of America or UBS buys is a different health plan than what Acme Exterminating Company on Figueroa Street buys.

And I think having a diverse customer base is a very good place to be. We feel very comfortable that our largest, most profitable customer represents less than one half of one percent of our net income. That is a nice place to be. We’re not tied to what some people in Washington D.C. decide to do on rates or any other single payer, very diversified.

Also, by covering such a large group, from large groups that are self-insured or what we call ASO, to large groups that have insured product, to small groups, and these are very small groups (almost a million four lives) when your average employer has about five or six employees, the largest book of individual business in the country is good diversification also because for example in ‘99 and 2000 the individual segment was not a great place to be.

When the economy is chugging along and unemployment’s at record low levels, that segment was not growing at 15%. But it wasn’t a problem because group enrollment was doing just great and we hit all of our financial targets.

All of a sudden 2001, 2002 comes; the economy starts slowing down, our group enrollment slowed a little bit but our individual segment became one of our faster growing segments. It is a very nice hedge within our portfolio of customers.

And then the regional concentration is very important. I think that’s going to be one of the strengths of the combined entity because health care is locally delivered and locally consumed and we have a number of advantages, I think, of having that geographic concentration.

First is we genuinely have the best network in the structure both in terms of number of hospitals, number of doctors, number of ancillary providers in those networks. And the value of the discounts to those, from those providers because we are the largest purchaser of services, generally in most of our areas we buy two to three times what the next largest buyer buys in terms of hospital days or doctor visits. And we tend to get a better underlying unit cost because of that.

There’s also a more complicated process. And that is the concept of actuarial precision. When you have high concentration in an area actuaries have a better job of understanding what is happening to medical trends and pricing for it.

Actuarial science is the law of large numbers. To the extent that you have seven million lives in California, I can tell you our actuaries understand what’s happening with medical costs trends to a different decimal point than if they just had 700,000 members, which is statistically significant but not as precise.

And in this business where you’re trying to understand medical trends and price to cover those trends, having greater precision in understanding what’s going on with the health care of your members is key. Not to mention the fact that you also get some operational second field of pipe concentration.

The result has been for WellPoint significant growth. Prior to the conversion of Blue Cross of California to for-profit status we only had about 2.8 million members, at the end of last quarter, over 14 million members.

And we think there will continue to be significant growth opportunities. This is an industry where the whole pie may not be getting a lot larger every year growing with population growth, but it is one that is consolidating. The big plans are going to get bigger because they have competitive advantages the smaller ones don’t have.

If you look at the 10 largest health plans in the country today, we cover about 41% of the insured population of the United States. Just to go back to 1995, eight years ago, those same 10 plans only covered about 27% of the population.

Why is it consolidating? Well, it is a fragmented industry. Here’s a chart that has the five states that we do a lot of business in. And as good an analyst as Bill McKeever is in terms of following managed care, I doubt he can even tell you who the CEO or CFO of any of these companies are. He probably doesn’t even know the names of many of these companies. And I challenge any of you to know the names of these companies.

There are 61 health plans in these five states that cover 18 million lives. All 61 of these are not going to be around in the next three to five years because this is a consolidating industry and the big plans are going to realize the benefit.

There’s also a big opportunity with the uninsured that I think we can capture.

Forty-one million Americans, sometimes some people say 43 million Americans, without health insurance. That is on the surface a very bad indictment of our health care system. But when you peel that onion, there are unique opportunities for us. And particularly when you get a company the size of Anthem and WellPoint together.

Out of that 41 million, 18 million of those people have family incomes greater than 200% of the poverty guideline. Almost 12 million of them have family incomes greater than 300% of the guidelines. These are people who are employed, have family incomes that could afford health insurance, they just choose not to. Generally the young invincibles, the person that guy who just graduates college, gets a job, and he hasn’t seen a doctor in eight years and can’t imagine that he needs health insurance or a payroll deduction amount with the employer subsidizing part of it.

We need to find ways to show people the value of health insurance for those young invincibles that think they don’t need it.

There’s another 14 million of those uninsured who are actually eligible for state programs like the state children’s health insurance program or Medicaid, they’re just not enrolled. Now they will receive care because any of you who follow the hospital industry knows that just about every hospital emergency room has a social worker in the ER. ‘Cause when one of these people come into the hospital emergency room they’ll get qualified for Medicaid and will end up being paid by Medicaid.

But these people should be in the program, early on, signed up, receiving primary care and other medical services on a more routine basis, not just on an episodic basis.

What we really have is about nine million lives from the problem where we have people who are—make too much money for Medicaid, don’t make enough money to really legitimately afford a health insurance product that we need to find a social way of combining public and private sectors.

But for the vast majority, for the 18 and 14, 18 million and 14 million, we have a solution. We’ve got to sell it. I think that’s a great opportunity for us, particularly when we’re a combined entity with the resources that we’ll have.

We also do a lot to reach out to ethnic groups because they are very culturally sensitive and we do a lot in that area.

We try to manage medical costs effectively. Many of you have seen this slide. If you look at our business in any given year 8% of our members incur 70% of our costs. And the good thing about this type of insurance is it’s not a random 8% every year.

If you look at our membership, we can quantify just like Mike told you about 20% of our members are members with chronic conditions, chronic conditions that you can intervene on to improve status. Out of that, 20% of our members that have those chronic conditions will come seven out of eight of the high utilizers every year. It’s not a random 8%.

So we can have impact. We have a very similar program to Anthem there.

How do we manage it? We try to steer members to really get providers. I mean one of the big advantages that this company will have is access to specific information on providers of care. And more detailed information than any other company because of our strong market share. I mean this is from our actuarial data warehouse.

I can show you the extremes for three very common surgical procedures of two hospitals in Los Angeles, two hospitals in Atlanta, two hospitals in St. Louis, and two hospitals Houston, Texas. You can’t even talk about geographic variation in those type of areas.

Why does it cost 1,000% more at one hospital versus another? If we can steer our members to get the best care we will save a lot of money. And we also try to help them improve their health status through our health-coaching model.

Our disease management, or health improvement programs, have gone through quite an evolution. We started working with doctors to try to help improve the care of diabetics. We found that doctors don’t have time to do it.

We started then with an RN to sort of be lead person around these health improvement programs. We found out the problem there is that that treats every diabetic the same. And they’re not.

Some are willing to accept changes to their lifestyle; others are not. So we’ve now moved to more of a multi-disciplinary approach where you have a head nurse that has a game plan but that game plan is tailored to the individual member. For those that need more of a behavioral psychologist to intervene to get them to accept responsibility for their disease to those that are have an exercise therapist to try to get them to have a different lifestyle.

Those programs do work. We have very similar results to Anthem there.

Our specialty products are also strong. We have the fourth largest PBM in the United States with 31 million members, offers a full range of PBM services from not just clinical management and claims processing, but even mail order, which is a growing part of our business. It’s a very clinically focused one that is very highly regarded. As a matter of fact, it got a number one rating by JD Power’s in terms of just customer satisfaction with member services.

We supplement the PBM with other specialty products, dental, life, disability, behavioral health, and we even help worker’s comp carriers manage the medical costs of their care.

We think this is a great opportunity for the combined company to grow. If you look at just year-over-year, our healthcare segment or managed care segment has grown by 35% year-over-year but our specialty products have grown by 56% year-over-year as we get better penetration of those specialty products into our medical membership.

We’re also doing a lot just like Anthem is in terms of trying to improve our margins through leveraging technology. We’ve taken a lot of costs out of the general and administrative expense area on a year to date basis. Almost 400 basis points from where we were back in 1998.

And we think there’s continued opportunities. Even without this merger, both companies are looking at taking another couple hundred basis points out over the next couple of years. And with the synergies that we’ll discuss we think there are even better opportunities.

Our financial highlights are strong. I think a lot of people sort of with all the news that came out last Monday, sort of missed our third quarter earnings numbers. But we had, again, significant growth in revenues and in terms of net income exceeded First Call estimates by about 18 cents. For the third time this year we increased our guidance for 2003 from $5.65 to $6.00. And we increased our guidance for 2004 to $6.90 to $7.00.

We had a very strong quarter in just about every metric that you could look at.

With that let me turn it over to Mike and he’ll go through some of the issues of the merger and then we’ll both be available to answer any questions that you have.

SMITH: All this whispering among live mikes over here is intended to be courteous to you. I’m going to move very quickly through the slides because I suspect what you really want is some Q&A time.

And just for those of you who are not yet familiar with the deal we announced the transaction a week ago Monday in a form of Anthem acquiring WellPoint merging it into an acquisition corp, the consideration being paid to WellPoint shareholders as one Anthem share and $23.80 per WellPoint share, an indicated price with the close on the date before the announcement of $101.06 per WellPoint share.

Forty-seven percent of the post merged shares will be owned by current Anthem owners and 53% of the post merger shares owned by WellPoint owners. We expect closing to take place in mid 2004, the approval process is quite clear to you.

Both shareholders, both groups of shareholders will be solicited by proxy following the effectiveness of the S-4 registration statement, which will be filed before Thanksgiving.

We will also file for Hart-Scott-Rodino clearance near that date and would expect to get through that process in early ‘04. We will also work with the Blue Cross Blue Shield association at its next scheduled board meeting at which time the board would be asked to approve the transaction for Blue Cross Blue Shield licensing purposes.

And finally as you would expect given the size of our companies, we will make formal applications to a dozen or 13 regulatory agencies asking for their consent in the change of ownership of licensed companies and their jurisdictions.

We expect hearings in about four or five of those jurisdictions. But believe that we will move through that process on the strength of very good leadership from Dave Frick and Tom Geiser, two of the best and most experienced counsels, given that we have acquired more companies than anybody else in our industry on a combined basis.

The name of the company will be changed to WellPoint, Inc. Anthem will change its corporate name to WellPoint, Inc. commensurate with the merger. The enterprise will be headquartered in Indiana, a very important dimension of this deal.

Indiana is an extremely good place to domicile a regulated, publicly owned company given the modern demutualization law, which provides for a very good corporate governance guidance for a period of five years following conversion. We are two years into that five-year post conversion period.

Anthem board representation will be about 60% at closing, not about 60% in fact there will be 12 Anthem board members and eight WellPoint board members at closing. Leonard Schaeffer will be the Chairman. We are excited about that.

This is a man who built a wonderful enterprise as a CEO. In the past 18 years, the most respected strategist in the industry who ran the most admired company in the industry. And our company looks forward to Leonard’s leadership as our Chairman.

Larry Glasscock is the real deal. He is the guy who accelerated Anthem’s development to make us able to effect this transaction. He will be the CEO of the merged company and will succeed Leonard as Chairman following the ‘06 annual meeting.

The company will have the best CFO in the industry. It needs only one CFO and Dave Colby will be the CFO of Anthem. It is true; it is not rumor. He will move to Indiana, Hummer and all.

And we have to clear that with the border agents but we’re looking forward to Dave providing financial leadership for our company in Indianapolis. I have the honor and I consider it an honor, to work with Alice Rosenblatt to manage a very important integration process, which is well underway. Our first all day meeting was this Monday.

The company will have terrific geographic presence. Eighty million Americans will reside in the markets where these two companies operate and uniquely operate as dramatic market leaders in those states.

Our competitors must look at this footprint and acknowledge that it is a formidable competitive position to be in. Eighty million Americans seek health solutions where we are the market leader.

Our membership will be very diverse. It is an exciting and dramatic picture of diversity of revenue streams. If you consider that including California where Blue Cross of California is the largest Blue in the system in a state with 34 million Americans, they approach seven million members albeit however then at a relatively low market share when compared to most Blues and representing less than 26% of the combined entity’s total membership.

We tried to anticipate your questions. After about 70 of these meetings, even a middle aged slow guy like me catches on. And we thought we could anticipate your questions and in the next series of slides we’ll posit what we think you might be interested in and try to, Dave and I together, respond to those questions.

We’re asked why now? Why was this transaction not structured as a merger of equals? What are the—why would Anthem shareowners be willing to pay a premium? Was this defensive or so called a bail out by the sage Mr. Schaeffer who must have concluded that this was the time to bail out? And what are the benefits of this merger?

We’re going to try to give you crisp answers to each of those questions.

The response to why now is very simple. If you think about it, there has not been a time since Anthem went public and therefore positioned itself to execute a transaction like this. There has never been a time when the two companies could focus on this transaction without competing with their other very large-scale deals.

We were either one of us in registration or in the middle of a large scale acquisition. And only after September 24 when the Cobalt transaction was consummated did the two CEOs find themselves in a position where they could say to their management team, let’s see if we can get this done.

Why also now? Because you do deals of this size when they can be done. And the stars were aligned as they say. Leonard called it manifest destiny.

I rather thinks it’s an alignment of the interest and strategies of two leadership groups who say now is the time to take advantage of the competitive opportunity. Now is the time as the Blue landscape has changed.

We both believe that Blues consolidation is a big part of the industry’s future. We both, however, believe that there may be a window of time when Blues conversions will slow and this leaves us a window of two or three years to flawlessly put these companies together and be positioned to take advantage of those opportunities when consolidation resumes.

Why not structure the deal as a merger of equals many have asked? And our response has been we looked at all of the precedent deals where the indicated value of large scale affiliations of more than $10 billion have taken place in the last 10 years. And if you study those deals and try to learn lessons from other failed transactions, you’ll find that the so-called mergers of equals have an abysmal track record post merger.

Large-scale enterprises cannot leave ambiguity around governance, management, and leadership. And we believe that was important to put this transaction together in a way that there was no ambiguity about who would be leading the execution of strategy and who would be facilitating the best practices and governance in our industry.

We also believe that valuation at this point in time can be defended as very reasonable in many respects. Another set of data that I’m going to show you in a moment, if you look at all transactions where the acquiror represented less than less than 65% of the indicated market value of the two combining entities, all transactions since 1995 over $5 billion, the range of premiums paid by the relatively smaller who ended up as the survivor of the merger ranged between 27% on the low and 98% on the high.

We’re very comfortable that the premium we paid has market relevance inside those precedents. We also think it is clearly indicative of the value being secured for the Anthem owner.

Although GAAP rules do not allow me to blab about a bunch of non-GAAP measures, let me make something very clear to you. It’s not a huge leap intellectually for you to look at WellPoint’s trailing net after tax NAPOT. Net after tax operating income, allow it to continue to grow at WellPoint’s established rates.

Impact, or measure the after tax impact of the synergies and conclude as we did that Anthem can meet its disciplined hurdles for investment with an after tax return well above our often stated 15% after tax threshold for returns on investment. We think this is a dynamite deal for Anthem at a very fair premium.

Now what about the returns for shareholders? Now, when we stated in those cash returns on the implied paid for the equity but it was a very, very proud moment for me to be able to say on the call, this deal is accretive out of the box. If it were not, as Dave had alluded, to our restructuring transaction where we intend to repurchase surplus notes issued by Anthem in its pre-conversion days, absent the cost, the one-time cost of reacquiring that debt, this transaction is accretive out of the box and significantly accretive in mid single digits in 2005.

Before asked frequently is this defensive? I rather think neither company needs to apologize or seem defensive about anything. The organic growth rates of these two companies are very dramatic compared to their relevant peers.

Nearly four million members have joined health plans of these two companies since 1/1/2000. Neither of us are cowering against the threat of competitive market forces. And neither of us were in a position where we had to do a deal.

Rather, what we are saying is that by putting this model together, we take such a vaulting leap ahead of other competitive models that we are assured that we can even further accelerate our growth.

We further are not defending against any notion of the so-called underwriting cycle. Both of our companies operate with terrific discipline and have consistently delivered on our promises to manage our books of business, as Dave said, with underwriting precision.

Further comment on the so-called underwriting cycle, this is a slide that Dave presented and I would ask him to speak to it in terms of our view of the stability of margins in the business.

COLBY: I think people that do look back and there was an underwriting cycle. Clearly from 1966 to the early 90s there was an absolute three-year up, three year down cycle in health insurance.

If you peel back and really try to understand why, think about who were competing against Blue plans for health insurance back then. It was multi-line insurance companies, generally P&C companies, that looked at profitability by accounts not product lines.

P&C companies do have underwriting cycles. They have long tails and do have ups and downs.

What happened in the early 90s is you see a lot of property and casualty companies get rid of their health care like Travelers. Or you saw a lot of health care companies get rid of their P&C business like Aetna and Cigna. And you’ve seen this underwriting cycle start to disappear.

I think the consolidation in the industry, less fragmented, higher degree of data availability, just the access to claims data leads you to a little bit more sophisticated actuarial science at each of those companies.

So I really do believe that this underwriting cycle, which did exist, is becoming more of a myth of history than what you see today.

In the market today we are not seeing people that are grossly underpricing products. It is a little bit tougher for us ‘cause we were going through a couple of years with some of our competitors were raising rates in, well in excess of medical trend because they were trying to get back to profitability.

Once they were there, they priced more consistent with trend, which is a little bit more competitive.

SMITH: The search for best practices among both of these enterprises will allow us to accelerate our growth.

Anthem is having a terrific run as the leading market share gainer in national account business.

WellPoint has, beyond doubt, the most innovative solutions for the individual and small group markets.

If we cross-pollinate that leadership and allow those competencies to breathe across the entire enterprise, while we have great market shares in many of our markets, we believe Dave’s colleagues can help us accelerate our individual growth in our East and Southeast regions and we in turn can help accelerate national account growth in their Missouri and Georgia businesses.

Undeniably we can also combine our experiences to bring greater penetration in the PBM business than either of us can do separately.

It’s not uncommon for Anthem to be carved out of a PBM bid when marketing this health benefits to a large national account. We have a very reputable, very successful PBM. But it is not at scale. And the national brokers will frequently say to their clients, you will do better to carve your PBM out and allow the larger PBMs to bid on it.

We now have legitimacy and keys to the hunting lodge and the ability to compete for that business on a very legitimate basis and will not be carved out in the future.

We further think that one of the most important parts of our joint efforts in the future will be around medical management and the use of—the use of data becoming information for our clients and their members. And the medical management disciplines of these two companies that can be combined with more richness in our data as Dave described earlier, we believe will give us a distinct advantage.

Synergies are usually the things that people like to talk about. I frankly have more excitement about the things that we can’t provide you a number around. The vision, the value of the vision we think is very compelling. But in fact we have a duty to quickly execute integration in a way that captures the promised $250 million of synergies.

We have promised that at a rate of $25 million a quarter in the last two quarters of ‘04, $25 million a quarter in the first two quarters of ‘05. Hitting stride at $62.5 million per quarter in the second part of ‘05 and then therefore a full annual run rate of $250 million by ‘06.

The synergies are clearly identified in areas that we both have experience of capturing in the past. The target stated in terms of a percentage of the combined spends of these companies we think is very conservative and each of us has very recently set similar targets in our Trigon deal and WellPoint in their Georgia and Right Choice deal. And in every instance, delivered even more than promised.

So we’re very confident in our ability to achieve these savings.

And then finally the merger summary, why does one plus one equal more than two?

We hope by now it’s very evident to you. A clear path to creating a model that would be virtually impossible for a national competitor to take away from us at a time when as Leonard Schaeffer said on the announcement call, at a time at which the market is begging for new leadership and we are quite anxious to deliver that to the market.

And with that hopefully we’ve saved some time for your questions.

Bill, are we OK?

MCKEEVER: Yes, we’re OK for time. So please, let’s open up to Q&A.

Yes, sir?

(INAUDIBLE)

SMITH: We like to do that all at once.

All right, let me go nice and slow.

The structure of the deal was one built around focus and discipline of efficiency. We wanted Anthem owners to after the fact enjoy at least parity as compared to their relative ownership and value pre-merger.

So if you look at the, thank you. If you look at the relative market caps of the company pre-announcement and then look at the ownership mix post-announcement, we went from roughly 55, 45 to 53, 47 and attempted to keep every appearance of a merger of equals in terms of post-merger ownership.

With regard to could we have used more cash? The answer is yes. We are not unhappy with the leverage in this deal, which at close should be about 25% debt to total cap.

Could we have levered it up more? Yes, I suppose we could have. Frankly, our judgment was that was not the right thing to do.

The right thing to do was to create a capital structure that was efficient given the implied equity capital charge and the availability of relatively low cost debt financing.

But did we think about that carefully? You bet. And so did Dave and his colleagues think about the fact that they might have been willing to receive more of the coveted currency that you referred to.

We negotiated around that point to strike what we thought was a very good deal.

I don’t like the immediate reaction either. What I like least about it is while legally our company cannot be repurchasing shares. I’m advised by counsel that I cannot be and you can bet your bottom I’d love to personally be engaged in the activity.

The laws allow the company we believe 48 hours after Monday’s announcement to resume its normal share repurchase. And we’re at least entering that share repurchase program with the same discipline as we did before the announcement.

We know our duty is to use the capital that you allow me to be fiduciary of wisely and effectively and we intend to do just that.

Dave, you care to comment?

COLBY: I would again just re-echo that while you’re issuing a lot of shares at what seems like a low valuation, you’re also acquiring a lot of WellPoint shares at a relatively low cash multiple of cash flow immediately.

If WellPoint was a private company and didn’t have public shareholders who you could perceive got a better or worse deal, buying it at 10 times your pre-cash flow is pretty good opportunity, particularly for a company that’s growing and strategically puts in such a huge position.

And it will be over $2 billion, $2.5 billion of free cash flow with the merged entity, which can go if the market continues to believe or not believe the synergies and strengths of this company to share buybacks.

SMITH: Again, as steward of your wealth, I can’t think of a better way to accelerate your long-term value opportunity than to have done this transaction. And we’re very confident we’ve made a wise decision and stand by our accountability to execute it flawlessly.

Other questions?

Yes.

(INAUDIBLE)

SMITH: I think you may be mixing your metrics. Our $75 million in Trigon announced 40-50 in year one and 75 plus in year two. You are measuring against Trigon’s run rate of spending, which was $644 million.

The 4-5% reference here is against our combined $6 billion spend. Two fifty is a part of Dave’s $3 billion or more closely approximates what each of us announced, promised, and delivered in Right Choice, Cerulean, and Trigon.

So I think we may have crossed the line on the metrics there.

(INAUDIBLE)

SMITH: No. No, not at all, thank you. And I should have picked up on this more clearly at the outset.

Two of the largest buckets of the synergies, you’ll notice, are around specialty revenues and operating synergies. And tie, therefore, the renewal dates of national accounts where we can promote and pitch the PBM service and around the timing and renewal of the non-branded business operating in the Anthem states.

So the nuance of the timing of that business may cause its capture to be slightly slower than the Trigon case.

Dave, you have an additional comment?

COLBY: I mean I think you know we’re moving as quickly as we can and we’ll try to, we owe it to our shareholders to get it as fast as possible. But some of it does require some time. We are looking at within the first year getting to a 250 run rate.

And if you assume it closes June 30, 2004 you phase it in.

SMITH: Another question from anybody? Yes, sir?

(INAUDIBLE)

SMITH: You know, Larry, I was with Larry in the car as he phoned Scott Serota the President. But Leonard followed that with a call to Scott.

Both of them have spoken with their Blue CEO colleagues.

I rather think there will not be a problem. I can’t—it would be unwise for me to handicap or paraphrase what I’ve heard. I would just simply say that if I were another Blue CEO, I would champion this merger.

It makes the Blue system stronger, more visible, more national account growth captured by Anthem, WellPoint combined and yours to the other Blue in terms of revenue opportunities and use of their networks.

I don’t see this in any way as a threat to those Blues but I am a pragmatist. Your friends, neighbors, and family like for you to be successful but not too successful. And at times you will see behavior responsive to the appearance of your success.

I think that after emotion gives way to rationalization of what it means, the rest of the Blues will celebrate this.

Yes?

(INAUDIBLE)

SMITH: This, go ahead.

(INAUDIBLE)

SMITH: Yes. The question was would I respond to the fact that fairly large payments were being made to the top 50 officers of Anthem after the final measurement of their three-year long-term incentive plan that was adopted pre-public days when we had no stock to use. It’s principally a cash-oriented program.

The question was what are we going to do in the future with regard to long-term compensation?

That would be up to the Compensation Committee of the board. I have been asked to consult with Watson, Wyatt and our HR people to put programs in front of the Comp Committee to consider.

I can’t preempt their decision but you should imagine we’d look much more like WellPoint who use stock options in lieu of a cash based long-term plan. We simply had no stock to use. But our intention was to keep our management incentives in line with shareholder desires and stock is the best to use that I know.

I would hardly, I could not hardly imagine that you’d see a uncapped cash based long-term incentive plan in a large public company like this one. But that would be the call of the Comp Committee, not mine.

Yes, sir.

(INAUDIBLE)

SMITH: Yes, I’ll do my best here.

And my understanding from Larry and Leonard in just conversation is that no special meeting of the Blue Cross Blue Shield Association board needs to be called. There are regularly scheduled meetings in either December or January when this can be placed on the agenda. And it will take a simple majority vote of the Blue board and we anticipate no problem, no scheduling pressure. We have no reason to expect that not to work.

With the, with regard to the regulatory work, I know that Tom Geiser and Dave Frick are well at task already and applications will be filed on very timely basis in all jurisdictions where they are required.

It is my understanding that that is a list of 12 or 13 jurisdictions, principally the WellPoint states although given the proximity of our Virginia deal, we have an application in Richmond, Virginia.

I’m not aware of any required hearing in an Anthem state. I am advised of California and a handful of other WellPoint jurisdictions will convene hearings.

We read in the press as you did that the Indiana regulator may convene an informational only hearing, which we would frankly welcome.

We want the public to understand that the message here is that this a transaction intended to benefit all constituencies. So it’s quite all right with us to have a public hearing to discuss that.

The timing of those I can’t predict, given the number of state agencies involved. I do know this, our two CEOs were in Georgia speaking with the insurance regulator yesterday. Our two general counsels were in California last Thursday and Friday. They are on the road meeting with these folks as fast as they can.

COLBY: I do think the one positive thing is that this is not a conversion of a not for profit to for profit, which regulators have a more subjective evaluation of is it in the public interest?

For most shareholder owned insurance companies buying another shareholder owned insurance company, the criteria are usually more objective in terms of financial solvency, financial strength, expertise. You know, no executives with felony records and things that would not be kosher with the regulators. And I think we pass all those tests.

SMITH: One more, Bill? Sure.

One last question if there is one.

No?

You have been very kind to let me share this time with Dave who was scheduled to be here and we were not. I’m sorry we had to crash the party.

Thanks very much.

MCKEEVER: Thank you very much, Mike. Thanks, Dave.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.